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NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (June 30, 2010) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.073333 on Shaw’s Class B Non-Voting Participating Shares and $0.073125 on Shaw’s Class A Participating Shares, payable on each of September 29, 2010, October 28, 2010 and November 29, 2010 to all holders of record at the close of business September 15, 2010, October 15, 2010 and November 15, 2010, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  The Company serves 3.4 million customers, including 1.8 million Internet and over 1.0 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca